UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 21, 2020

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Impact of COVID-19

As noted in our letter to shareholders dated May 21, 2020, given the significant disruption to and weakening of general economic fundamentals, we are providing a brief update with respect to collections for April 2020 and May 2020, and are continuing to assess the ongoing effects to our business plan and our tenants and expect to make and communicate timely adjustments, as appropriate.

We continue to monitor events and take steps to mitigate the potential impact and risks of COVID-19 to the Company. While we are currently unable to completely estimate the impact COVID-19 will have on our financial condition, as of the date of this supplement, we believe that the impact has been reasonably estimated in our updated 2020 budget, as discussed below.

The following is a summary of our April 2020 and May 2020 base rent collections as of May 20, 2020:

•	Approximately 86% of originally budgeted April 2020 and May 2020 total base rent has been received from our tenants.

•	We received rent relief requests from five of our twenty-four tenants, who represent approximately 46% and 46%, respectively, of our monthly total base rent for each of April 2020 and May 2020.

•	As of the date of this supplement, we entered into temporary rent modification agreements with two tenants in the form of short-term rent deferrals, with such deferred rent to be repaid in installments by the end of the 2021 calendar year. None of the other relief requests received were granted nor do we currently expect that any of those requests will result in lease modification.

•	Based on the revised annual budget for the 2020 calendar year, as adjusted for the two lease amendments referenced above, we have collected 100% of contractual rent obligations due in April and May. We currently have no reason to believe that the rent deferrals will not be fully paid by the end of 2021, as currently modified.

For any other tenants that may request relief in the future, we will evaluate deferrals and/or other potential modifications on a case-by-case basis. We can give no assurances on the outcomes should future negotiations arise, the amount of the rent relief packages and ultimate recovery of the amounts deferred.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated October 30, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Date: May 21, 2020